Exhibit 99.9

Canopy Growth Reaffirms Funding for Corporate Social Responsibility Programs and Public Education

SMITHS FALLS, ON, April 13, 2017 /CNW/ - Later today the Canadian government is expected to table legislation intended to end decades of cannabis prohibition. Looking forward to a legal recreational market made up of an ecosystem of new and exciting businesses, many of which will be introducing themselves to Canadians and their communities for the first times, Canopy Growth wishes to take the opportunity to provide an update on its social responsibility programs.

In addition to numerous donations to local cultural and health-based initiatives, Canopy Growth has previously committed that $1 per bottle of cannabis oils sold through its subsidiaries will be allocated to address issues that are unique to cannabis consumption. Through this dedicated fund, Canopy Growth has already provided resources to the Canadian Drug Policy Coalition (CPDC) and Mothers Against Drunk Driving Canada in order to create safe driving campaigns to address the important issue of driving under the influence of cannabis. We know that this is an important issue in the context of legalized recreational cannabis use and as a company we know we need to do our part to increase awareness through impactful, independent evidence-based campaigns.

As a first step, CDPC conducted an in-depth evidence review and knowledge translation. This work, led by renowned drug policy experts Donald McPherson and Rielle Capler, is complete and available online. MADD Canada’s television campaigns were written with the best available research in mind and are presently in production for airing later in the spring.

Following our acquisition of Mettrum and the launch of the Tweed Main Street online store where patients can access all products produced by several of Canada’s leading producers of cannabis in one location, we are pleased to commit that the $1 per bottle education contribution will now extend to Mettrum oil products as well.

Moving forward, we know that too many young Canadians are consuming cannabis and parents need resources to speak to their children about drug use. With that in mind, the next prong of our CSR program will focus on supporting parents and other adults to have informed conversations with youth about the use of cannabis.

We are proud of the work we’ve accomplished to date and look forward to setting an example of how a modern cannabis producer can play a role in reducing the stigma associated with cannabis and ensuring that as we transition from an era of prohibition and into an era of legal cannabis consumption, we do so in a way that has a positive impact on Canadians and Canadian communities.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/13/c8342.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:16e 13-APR-17